UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 4, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: February 4, 2008

* Print the name and title of the signing officer under his signature.

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ACHIEVES EXCELLENT AVERAGE PRICES
FOR ITS FIRST DIAMOND SALE OF 2008

February 4, 2008 - Vancouver, BC - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; JSE: RDI; OTCBB: RDIAF) reports on its first diamond sale for 2008 completed on January 29, 2008.

The Company offered a total of 1,863.53 carats for sale, representing production for December 2007 and early January 2008 from the Wouterspan, Holpan, and Klipdam mining operations and the Makoenskloof bulk sampling project.

Rockwell realized total revenue of US$4,316,572 for this sale, representing an average price of US$2,316 per carat. Sales details from production from the individual operations are tabulated below.

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	819.92	3,556
Holpan	497.64	809
Klipdam	390.55	748
Makoenskloof	155.39	4,538
TOTAL	1,863.53	2,316

Prices achieved for the diamonds sold in January showed strength in all categories. Prices for top quality white stones being particularly strong, showing increases of approximately 10% above those achieved for similar goods in the previous November sale. Two stones, including a white 25 carat diamond, sold for $19,000 per carat.

Distribution of diamonds larger than 10 carats sold in this latest sale by Rockwell was as follows:

—      Eleven stones of 10 - 20 carats
—      Two stones of 21 - 30 carats
—      One stone of 30 - 40 carats
—       One stone of 70 - 80 carats
—       One stone of 90 - 100 carats

The diamonds sold in this latest sale represent production from December and the first seven days of operations for January 2008. Diamond production in this period was achieved at an operating cost of approximately US$4.00 per tonne, or US$1,364 per carat. The increase in operating cost is attributed to a combination of factors including the stoppage and upgrade of the Klipdam processing and treatment plant which was implemented over the October-November period and ramped up to full production mode in December, impact of the relatively low production volume (as compared to a conventional mining operation) achieved at the Makoenskloof during the bulk sampling project, excessive and unseasonal rains including several exceptionally violent thunder storms at Wouterspan, Holpan and Klipdam, the strong South African Rand to US Dollar exchange rate for the period, and lower production than normal as a result of the mandatory Christmas-New Year shutdown period.

The cash operating costs are expected to reduce back towards the Company's target of US$3.00 per tonne as once forecasted production levels are achieved in February 2008. However, as described in the Company's January 28, 2008 News Release, Rockwell's operations have been impacted by the power outages being experienced in South Africa since the start-up of operations in 2008. The possible loss of production in future months and likely need to utilize back-up generator sets could result in operating costs that are somewhat higher than the US$3.00 target.

President and CEO John Bristow noted "The prices achieved for this first tender of 2008 were outstanding, particularly for good quality white goods and fancy colours produced from the Wouterspan mine. The excellent results achieved for the first sale of 2008 mainly reflect the very strong demand for large, high value goods in the marketplace where there is an increasing shortage of supply of +2 carat diamonds. Although Rockwell expects this strong demand and overall strength in prices to prevail in the longer term, there is a degree of speculation and discounting in some segments of the market. The latter aspect could lead to some degree of price adjustment going forward."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.